                                                                    EXHIBIT 99.1

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
                                                                -------------    ------------
                                                                 (UNAUDITED)        (NOTE)
ASSETS:
Investment in Globalstar, L.P...............................      $     --         $     --
                                                                  --------         --------
Total assets................................................      $     --         $     --
                                                                  ========         ========
PARTNERS' CAPITAL:
Partners' Capital:
  Partnership interests (18,000 interests outstanding)......      $     --         $     --
                                                                  --------         --------
Total partners' capital.....................................      $     --         $     --
                                                                  ========         ========

---------------
NOTE: The December 31, 1999 balance sheet has been derived from audited financial statements at that date.

                     See notes to condensed balance sheets.
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                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                       NOTES TO CONDENSED BALANCE SHEETS

1. BASIS OF PRESENTATION

     The unaudited interim financial information as of September 30, 2000 has been prepared on the same basis as the audited balance sheets. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position for the interim period presented.

2. ORGANIZATION AND BACKGROUND

     Loral/Qualcomm Satellite Services, L.P. ("LQSS") was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/Qualcomm Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("Qualcomm").

     LQSS's only activity is acting as the managing general partner of Globalstar, L.P. ("Globalstar"). In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. In 2000, Globalstar operations will focus on operating the Globalstar system and the provisioning of global wireless telecommunications services. At September 30, 2000, LQSS held a 28.3% interest in Globalstar's outstanding ordinary partnership interests.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar ordinary partnership interests on the equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. The difference between LQSS's initial investment in Globalstar and its interest in Globalstar's ordinary partnership capital is attributable to certain intangible assets contributed to Globalstar for development of the Globalstar system. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses, and will recognize a liability as a result of its general partner status in Globalstar only in the event that Globalstar's losses result in an aggregate ordinary partners' capital deficiency. At September 30, 2000, suspended losses representing LQSS's unrecognized equity in Globalstar's net losses aggregated approximately $369.1 million.

     Globalstar commenced commercial service in the first quarter of 2000, and subscriber revenues to date have been lower than originally anticipated. If Globalstar fails to rapidly and significantly improve its market penetration rates and revenues, it will be unable to fund its operating costs or service its debt, unless additional financing can be obtained, as to which there can be no assurance. If Globalstar is unable to obtain sufficient funds to pay for its debt service, Globalstar will be in default under its debt facilities.